JOSEPH STONE CAPITAL, LLC

585 Stewart Ave, Suite L60-C

Garden City, NY 11530

January 22, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Matt Derby

Re:	Greenland Technologies Holding Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-292412)
Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), Joseph Stone Capital, LLC hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on January 26, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

JOSEPH STONE CAPITAL, LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	Chief Executive Officer